UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Hamilton Beach Brands Holding Company

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

407 01T 203

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 407 01T 203	Schedule 13D/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,855
	8	SHARED VOTING POWER 2,753,267
	9	SOLE DISPOSITIVE POWER 78,855
	10	SHARED DISPOSITIVE POWER 2,753,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,122
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 407 01T 203	Schedule 13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 155,778
	8	SHARED VOTING POWER 2,753,267
	9	SOLE DISPOSITIVE POWER 155,778
	10	SHARED DISPOSITIVE POWER 2,753,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,909,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 407 01T 203	Schedule 13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corbin K. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 155,778
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,909,045

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,909,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 407 01T 203	Schedule 13D/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 122,893
	8	SHARED VOTING POWER 2,753,267
	9	SOLE DISPOSITIVE POWER 122,893
	10	SHARED DISPOSITIVE POWER 2,753,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,876,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 407 01T 203	Schedule 13D/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 122,893
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,876,160

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,876,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 407 01T 203	Schedule 13D/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 248,079
	8	SHARED VOTING POWER 2,753,267
	9	SOLE DISPOSITIVE POWER 248,079
	10	SHARED DISPOSITIVE POWER 2,753,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,001,346
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 407 01T 203	Schedule 13D/A	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 248,079
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,001,346

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,001,346
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 407 01T 203	Schedule 13D/A	Page 9 of 13 Pages

Part II to Schedule D/A

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock, par value $0.01 per share (“Class B Common”), of Hamilton Beach Brands Holding Company (the “Company”) held by Rankin Associates HBB, L.P., a Delaware limited partnership (“Rankin HBB”), that appeared in the Schedule 13D filed by the Reporting Persons on March 13, 2024 (the “Initial Filing”), (together with Amendment No. 1 the “Filings”). This Amendment No. 1 reflects the beneficial ownership of shares of Class B Common by the Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Initial Filing.

Item 5.	Interest in Securities of the Company.

(a)—(b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 2,753,267 shares of Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the Rankin HBB Partnership Agreement, representing 76.4% of the outstanding Class B Common as of December 9, 2024.

The statements under the heading Alfred M. Rankin, Jr., which appear in the Initial Filing, are hereby deleted and replaced in its entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 78,855 shares of Class B Common. Mr. Rankin as trustee and beneficiary of certain trusts, shares the power to vote the 2,753,267 shares of Class B Common held by Rankin HBB with the other stockholders of RMI, as general partner of Rankin HBB, and shares the power to dispose of the 2,753,267 shares of Class B Common held by Rankin HBB with the other individuals and entities holding limited partnership interests in Rankin HBB. Collectively, the 2,832,122 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 78.5% of the Class B Common outstanding as of December 9, 2024.

The statements under the heading Thomas T. Rankin, which appear in the Initial Filing, are hereby deleted and replaced in its entirety by the following:

Thomas T. Rankin. Mr. Rankin has the sole power to vote and dispose of 155,778 shares of Class B Common. Mr. Rankin as trustee and beneficiary of certain trusts, shares the power to vote the 2,753,267 shares of Class B Common held by Rankin HBB with the other stockholders of RMI, as general partner of Rankin HBB and shares the power to dispose of the 2,753,267 shares of Class B Common held by Rankin HBB with the other partners. Collectively, the 2,909,045 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 80.7% of the Class B Common outstanding as of December 9, 2024.

The statements under the heading Corbin K. Rankin, which appear in the Initial Filing, are hereby deleted and replaced in its entirety by the following:

Corbin K. Rankin. Ms. Rankin shares the power to dispose of 2,753,267 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Ms. Rankin is deemed to share with her spouse (Thomas T. Rankin) the power to vote and dispose of 155,778 shares of Class B Common owned by her spouse. Collectively, the 2,909,045 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 80.7% of the Class B Common outstanding as of December 9, 2024.

The statements under the heading Claiborne R. Rankin, which appear in the Initial Filing, are hereby deleted and replaced in its entirety by the following:

Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 122,893 shares of Class B Common. Mr. Rankin as trustee and beneficiary of certain trusts, shares the power to vote the 2,753,267 shares of Class B Common held by Rankin HBB with the other stockholders of RMI, as general partner of Rankin HBB, and shares the power to dispose of the 2,753,267 shares of Class B Common held by Rankin HBB with the other partners. Collectively, the 2,876,160 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 79.8% of the Class B Common outstanding as of December 9, 2024.

CUSIP No. 407 01T 203	Schedule 13D/A	Page 10 of 13 Pages

The statements under the heading Chloe O. Rankin, which appear in the Initial Filing, are hereby deleted and replaced in its entirety by the following:

Chloe O. Rankin. Ms. Rankin shares the power to dispose of 2,753,267 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Ms. Rankin is deemed to share with her spouse (Claiborne R. Rankin) the power to vote and dispose of 122,893 shares of Class B Common owned by her spouse. Collectively, the 2,876,160 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 79.8% of the Class B Common outstanding as of December 9, 2024.

The statements under the heading Roger F. Rankin, which appear in the Initial Filing, are hereby deleted and replaced in its entirety by the following:

Roger F. Rankin. Mr. Rankin has the sole power to vote and dispose of 248,079 shares of Class B Common. Mr. Rankin as trustee and beneficiary of certain trusts, shares the power to vote the 2,753,267 shares of Class B Common held by Rankin HBB with the other stockholders of RMI, as general partner of Rankin HBB, and shares the power to dispose of the 2,753,267 shares of Class B Common held by Rankin HBB with the other partners. Collectively, the 3,001,346 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 83.2% of the Class B Common outstanding as of December 9, 2024.

The statements under the heading Alison A. Rankin, which appear in the Initial Filing, are hereby deleted and replaced in its entirety by the following:

Alison A. Rankin. Ms. Rankin shares the power to dispose of 2,753,267 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Ms. Rankin is deemed to share with her spouse (Roger F. Rankin) the power to vote and dispose of 248,079 shares of Class B Common owned by her spouse. Collectively, the 3,001,346 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 83.2% of the Class B Common outstanding as of December 9, 2024.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

The information provided with respect to the Rankin HBB Partnership Agreement under the heading Rankin Associates HBB, L.P., which appears in the Initial Filing, is hereby amended by inserting at the end thereof the following:

Rankin Associates HBB, L.P.

Effective December 7, 2024, the Rankin HBB Partnership Agreement was amended to add additional limited partners to Rankin Associates HBB. A copy of the Amendment to the Rankin HBB Partnership Agreement is attached hereto as Exhibit 9 and is incorporated herein in its entirety.

Item 7.	Material to be Filed as Exhibits.

Exhibit 9	Amendment to Limited Partnership Agreement of Rankin Associates HBB, L.P., dated as of December 7, 2024.

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

CUSIP No. 407 01T 203	Schedule 13D/A	Page 11 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2024

RANKIN ASSOCIATES HBB, L.P.

By:	Rankin Management, Inc., its Managing Partner

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

RANKIN MANAGEMENT, INC.

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

REPORTING PERSONS

/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Corbin K. Rankin *
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Lynne T. Rankin*
Attorney-in-Fact for Thomas Parker Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for Julia Rankin Kuipers*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Alison A. Rankin *
Attorney-in-Fact for Alison A. Rankin, as trustee fbo A.
Farnham Rankin under Irrevocable Trust No. 1, dated
December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo
Elisabeth M. Rankin under Irrevocable Trust No. 1,
dated December 18, 1997, with Roger Rankin, Grantor*

CUSIP No. 407 01T 203	Schedule 13D/A	Page 12 of 13 Pages

Attorney-in Fact for Alison A. Rankin as Trustee under
Irrevocable Trust No. 2, dated September 11, 2000, for the
benefit of A. Farnham Rankin*
Attorney-in-Fact for Alison A. Rankin as Trustee under
Irrevocable Trust No. 2, dated September 11, 2000, for the
benefit of Elisabeth M. Rankin*
Attorney-in-Fact for 2012 Alison A. Rankin Trust*
Attorney-in-Fact for 2012 Chloe O. Rankin Trust*
Attorney-in-Fact for 2012 Corbin K. Rankin Trust*
Attorney-in-Fact for 2012 Helen R. Butler Trust*
Attorney-in-Fact for 2012 Clara R. Williams Trust*
Attorney-in-Fact for BTR 2012 GST Trust for Helen R. Butler*
Attorney-in-Fact for BTR 2012 GST Trust for Clara R. Williams*
Attorney-in-Fact for BTR 2012 GST Trust for Matthew M. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for James T. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Thomas P. Rankin GST Trust*
Attorney-in-Fact for BTR 2012 GST Trust for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2012 GST Trust for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2012 GST Trust for Julia R. Kuipers*
Attorney-in-Fact for BTR 2012 GST Trust for Anne F. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Elisabeth M. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for Helen R. Butler*
Attorney-in-Fact for BTR 2020 GST Trust for Clara R. Williams*
Attorney-in-Fact for BTR 2020 GST Trust for Matthew M. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for James T. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for Thomas P. K. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2020 GST Trust for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2020 GST Trust for Julia R. Kuipers*
Attorney-in-Fact for BTR 2020 GST Trust for Anne F. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for Elisabeth M. Rankin*
Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler*
Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler*

CUSIP No. 407 01T 203	Schedule 13D/A	Page 13 of 13 Pages

Attorney-in-Fact for JCB 2020 GST Trust for Clara R. Butler*

Attorney-in-Fact for JCB 2020 GST Trust for Griffin B. Butler*

Attorney-in-Fact for CRW 2020 GST Trust for Margo J. V. Williams*

Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 1.